Exhibit 99.1

AYR Cannabis Dispensary Announces Opening of Two New Dispensaries in Florida

MIAMI, December 19, 2023 - AYR Cannabis Dispensary, a cannabis retail chain owned by AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced the opening of two Florida retail stores located in Leesburg and Fort Myers. The opening of these dispensaries expands AYR’s retail presence to 64 locations in Florida and 91 locations nationwide.

AYR Cannabis Dispensary Leesburg began serving patients on Monday, December 11 while AYR Cannabis Dispensary Fort Myers will begin serving patients later this month.

“We remain committed to building strong relationships with our patients and the communities that we serve, and we are excited to bring that approach to Leesburg and Fort Myers via our two newest stores,” said Sevi Borrelli, SVP, General Manager, Florida at AYR. “Throughout 2023 we’ve opened 12 new stores in Florida, bringing our total to 64 across the state. We’re proud to have such a strong presence in the nation’s most robust medical cannabis market.”

AYR’s Leesburg dispensary, located at 1105 N 14th Street, is a 1,794-square-foot storefront with four point-of-sale stations conveniently situated near US Highway 27. AYR Cannabis Dispensary Fort Myers, located at 2952 Cleveland Ave. is a freestanding, 2,480-square-foot venue with ample parking space and four point-of-sale stations. Each AYR dispensary offers a diverse selection of premium cannabis products from leading brands, including kynd, Haze, Entourage, Secret Orchard, Nordic Wellness and Levia.

Through AYR’s “Season of Kyndness,” initiative, happening throughout December, a portion of its proceeds generated through kynd product sales and in-store donations will go to support local charitable organizations as chosen by local teams. The team in Leesburg has chosen the Animal League Wellness Center, a nonprofit providing affordable pet care with a mission to reduce and prevent animal abuse, neglect and homelessness. The team in Fort Myers has chosen Harry Chapin Food Bank, dedicated to the fight against hunger.

To learn more about AYR Wellness or to locate your nearest dispensary, please visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, AYR’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Among other things, AYR has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko
VP, Public Engagement
T: (786) 885-0397
Email: comms@ayrwellness.com

Company Contact:

Jon DeCourcey
Head of Investor Relations
T: (786) 885-0397
Email: ir@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com